Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

DECLARES QUARTERLY CASH DIVIDEND OF $0.16 PER SHARE

Minnetonka, MN – May 5, 2015 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of physical connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the first quarter (“Q1”) ended March 31, 2015, including a discussion of results of operations by segment.

First Quarter 2015 Summary

•	Q1 2015 consolidated sales of $19.5 million compared to $25.2 million in Q1 2014.

•	Q1 2015 net loss was $4.2 million, or $(0.48) per diluted share, compared to a net loss of $0.1 million, or $(0.02) per diluted share, in Q1 2014.

•	Declares cash dividend of $0.16 per common share.

Segment Overview

•
Suttle results were affected by lower sales of legacy products and associated product transition; results are expected to improve beginning Q2 2015 with a more favorable sales environment returning in the second half of 2015.

•	Transition Networks results reflect ongoing repositioning of business and investments in new product development and professional staff.

•
JDL Technologies operations reflect the absence of E-Rate funding, which is expected to be reinstated in September 2015; segment results are expected to improve beginning in Q2 2015 with commencement of sales under a five-year contract, with an estimated value of $83 million, from School Board of Broward County.

Financial Position

•	CSI’s balance sheet at March 31, 2015 included cash, cash equivalents, and investments of $24.6 million, working capital of $52.0 million, and stockholders’ equity of $81.0 million.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “Our Q1 2015 results were affected by a combination of factors that we believe will begin to be resolved starting in Q2 2015. Although disappointing, we do not believe that our Q1 performance reflects our overall health as a company, and does not reflect the optimism we have for the balance of 2015 and beyond. We expect that our results will improve beginning in Q2 2015 as JDL Technologies commences work under its new five-year contract with the School Board of Broward County and as Suttle makes measured progress working through this product transition cycle, begins to realize higher sales of new products, and broadens its customer base.”

He continued, “At Suttle, reduced sales and reduced margins on passive legacy products associated with a large tier-1 telecommunications service customer significantly affected results. This customer’s product transition, while not unexpected, occurred sooner and faster than we had anticipated. We have taken decisive steps, including reducing costs at our manufacturing facilities, to return Suttle to profitability in the second half of 2015.

“We expect a more favorable sales environment for Suttle in the second half of 2015, supported by new product sales growth and an expanding customer base, particularly in the FTTx (fiber to the home or node) market. FTTx products, as a group, increased by 32% in Q1 2015 and we continue to innovate in this category. We have expanded our fiber manufacturing operations and laboratories in Costa Rica and believe this will enhance our growth in new products and provide some margin relief. We received new orders in Q2 2015 for our recently launched MediaMaxTM suite of solutions, and we are developing several new state-of-the-art FutureLink™ G.hn and G.fast products, some of which are already on the market and have been well received by customers. Our strategy to invest in new product development, while diversifying our customer base, remains firmly in place and we believe that Suttle is very well positioned to benefit from our clients’ continuing deployment of high-speed networks.

“At Transition Networks, the Q1 2015 revenue decline reflects our mature product line and delays in federal spending. Our operating loss also reflects our ongoing repositioning of the business and our increased investment in R&D and professional engineering staff. We are seeing early successes from this initiative as we recently have received a significant multiyear commitment from a large carrier customer. Throughout 2015, Transition Networks will continue to invest in the development of new products that address higher-growth markets. At the moment, we are developing a variety of new carrier Ethernet products and core media conversion solutions that serve important client needs in our North America and global markets. We remain positive that the investments we are making in 2015 will position Transition Networks for long-term sustainable growth and profitability.”

Mr. Lacey concluded, “At JDL Technologies, lower revenues and a wider operating loss in Q1 2015 reflected the temporary lull created by E-Rate program funding constraints combined with our advanced preparation for work that commenced subsequent to quarter-end on the five-year contract with School Board of Broward County. We commenced work on this project in early Q2 2015, and we expect a significant, positive impact on JDL Technologies’ results beginning in Q2 2015. Our long-term view for JDL Technologies has never been better. Not only is the segment fully-scaled for the scheduled return of the E-Rate funding program in September 2015, it is gaining traction in managed services, driven by an increase in HIPAA-compliant IT services to the Florida healthcare market, where we are a leading provider.”

Mr. Curtis A. Sampson, CSI’s Chairman and founder, added, “Despite some headwinds, I remain supportive of the steps we are taking to position each of CSI’s businesses for consistent growth and profitability. We are pursuing exciting new product cycles in our manufacturing segments while growing our managed services recurring revenue stream and preparing for a significant ramp-up in our core educational vertical at JDL Technologies. We continue to have a strong balance sheet with approximately $25 million in cash, cash equivalents and investments, providing us with flexibility to pursue attractive opportunities as they arise. As a result of our efforts I believe we will exit 2015 in a much stronger position than we started the year.”

Segment Financial Overview

See the Form 10-Q to be filed on May 7, 2015 for more details of the quarter.

CSI operates through the following business units:

•
Suttle manufactures and markets copper and fiber connectivity systems, enclosure systems, xDSL filters and splitters, and active technologies for voice, data and video communications under the Suttle Solutions™ brand in the United States and internationally;

•
Transition Networks manufactures media converters, network interface devices (NIDs), network interface cards (NICs), Ethernet switches, and other connectivity products that offer customers the ability to affordably integrate fiber optics into any data network; and

•
JDL Technologies provides technology solutions including virtualization, managed services, wired and wireless network design and implementation, HIPAA-compliant IT solutions, and converged infrastructure configuration and deployment.

Suttle

	Three Months Ended March 31
	2015	2014
Sales	$10,590,000	$12,882,000
Gross profit	1,441,000	3,490,000
Operating (loss) income	(2,865,000)	353,000

Suttle’s Q1 2015 sales declined 18% from Q1 2014, primarily due to a decrease in legacy products sales, which more than offset an increase in revenue generated from FTTx product platforms. FTTx product sales, as a group, increased 32% to $1.6 million from $1.2 million in Q1 2014.

Sales to the major communication service providers declined 19% to $8.7 million from $10.8 million in Q1 2014, and comprised 82% of total segment revenues, compared to 84% in Q1 2014. Lower sales to communications service providers primarily reflected both a disrupted order cycle at a major customer that significantly curtailed its purchasing in Q1 2015 and an overall decline in legacy product lines, which more than offset Suttle’s growth in core high-speed copper connectivity products and its success in securing new business in multiple FTTx domains. Sales to distributors decreased 46% in Q1 2015 due to a continued decline in legacy product lines. Suttle’s international sales increased 47% to $1.0 million from $0.7 million in Q1 2014, primarily driven by increased sales of DSL products for a major international customer.

Gross profit in Q1 2015 declined 59% to $1.4 million, or 13.6% of sales, from $3.5 million, or 27.1% of sales, in Q1 2014. Gross profit as a percentage of sales decreased due to a series of factors, including pricing pressure from a major customer, a relatively high production cost variance due to decreased demand, and higher allocation of overhead to cost of goods sold resulting from recent investment into production capabilities to support new FTTx product platforms.

Operating loss totaled $2.9 million compared to operating income of $0.4 million in Q1 2014, reflecting lower gross profit and a $1.2 million increase in selling, general and administrative (“SG&A”) expense. Higher SG&A expense primarily reflects incremental investment into fiber and active capabilities to support new product platforms. Research and development expenses increased to $1.4 million in Q1 2015, from $0.7 million in Q1 2014, as Suttle continues to invest in enhancing existing products and developing new products.

Transition Networks

	Three Months Ended March 31
	2015	2014
Sales	$8,090,000	$9,749,000
Gross profit	3,405,000	4,706,000
Operating loss	(2,057,000)	(712,000)

Transition Networks’ Q1 2015 sales declined 17% to $8.1 million from $9.7 million in Q1 2014, reflecting lower sales in North America and EMEA markets. By product category, sales of Ethernet adapters decreased 86%, or $0.7 million, due to project timing related to government projects. Media converter sales represented 71% of total business unit sales in Q1 2015, up from 64% of total business unit sales in Q1 2014. We expect an improving business environment for this segment starting in Q2 2015.

Gross profit decreased 28% to $3.4 million, or 42.1% of sales, from $4.7 million, or 48.3% of sales, in Q1 2014. The decline in gross margin as a percentage of sales was due to unfavorable product mix and pricing pressure.

Operating loss totaled $2.1 million compared to an operating loss of $0.7 million in Q1 2014, reflecting lower gross profit and a $0.3 million increase in SG&A expense. Higher SG&A expense primarily reflects increased global selling expenses to support our product development initiatives.

JDL Technologies

	Three Months Ended March 31
	2015	2014
Sales	$865,000	$2,567,000
Gross profit	41,000	792,000
Operating (loss) income	(769,000)	107,000

Results at JDL Technologies continued to be affected by the federal government’s decision to delay all priority two E-Rate funding in 2014 and the first part of 2015 while the E-Rate program underwent an extensive modernization project that affected most key elements in the program. The E-Rate program was developed to assist schools and libraries in the United States in obtaining affordable telecommunications and Internet access. The Company expects funding under the E-Rate program will be reinstated in September 2015.

Q1 2015 sales declined 66% to $0.9 million from $2.6 million in Q1 2014, primarily reflecting a $1.6 million decrease in revenues from Broward County Public Schools.

In Q1 2015, JDL Technologies was awarded a new contract by the School Board of Broward County to provide Local Area Network, Wireless Local Area Network and data center upgrades, among other IT services, to the public K-12 schools of Broward County, Florida. The Company estimates that the contract has the potential to generate approximately $83 million of revenues over the five-year life of the contract. JDL Technologies commenced work on this contract in April 2015.

In March 2015, JDL’s managed services business reached an annual recurring revenue run rate of approximately $1.4 million, primarily driven by strong demand for its HIPAA-Compliant IT services and expansion into the financial and legal verticals.

Q1 2015 gross profit declined 95% to $41,000, or 4.8% of sales, from $0.8 million, or 30.8% of sales, in Q1 2014, primarily due to the lower level of revenue.

Operating loss was $0.8 million compared to operating income of $0.1 million in Q1 2014.

Quarterly Dividend

CSI’s Board of Directors declared a cash dividend of $0.16 per common share payable on July 1, 2015 to shareholders of record as of June 15, 2015. This marks the 51st consecutive quarter that CSI has paid a dividend to its shareholders.

About Communications Systems

Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward- Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc. Edwin C. Freeman Chief Financial Officer 952-996-1674 efreeman@commsysinc.com	The Equity Group Inc. Devin Sullivan Senior Vice President 212-836-9608 dsullivan@equityny.com

Roger H. D. Lacey Chief Executive Officer 952-996-1674	Kalle Ahl, CFA Senior Associate 212-836-9614 kahl@equityny.com

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data
	Unaudited
	Three Months Ended
	Mar. 31, 2015	Mar. 31, 2014
Sales	$19,544,936	$25,198,406
Gross profit	4,886,938	8,988,016
Operating loss	(5,691,238)	(251,934)
Loss before income taxes	(5,637,209)	(264,889)
Income tax benefit	(1,473,732)	(124,306)
Net loss	$(4,163,477)	$(140,583)

Basic net loss per share	$(0.48)	$(0.02)
Diluted net loss per share	$(0.48)	$(0.02)
Cash dividends per share	$0.16	$0.16

Average basic shares outstanding	8,660,819	8,565,426
Average dilutive shares outstanding	8,660,819	8,565,426

Selected Balance Sheet Data
	Unaudited
	Mar. 31, 2015	Dec. 31, 2014
Total assets	$95,799,932	$100,286,235
Cash, cash equivalents & investments	24,613,184	29,879,835
Working capital	52,014,833	56,910,880
Property, plant and equipment, net	18,437,556	18,153,152
Long-term liabilities	1,079,511	1,270,876
Stockholders’ equity	80,967,921	86,020,498